

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

<u>Via E-mail</u>
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

   Re: **HMS Holdings Corp.**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed March 3, 2014
       Form 10-Q for the Quarterly Period Ended March 31, 2014
       Filed May 12, 2014
       File No. 000-50194

Dear Mr. Lucia:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Craig Wilson

          Craig Wilson
          Sr. Asst. Chief Accountant